UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of February 28, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Board approves Hydro's 2002 financial accounts

Oslo(2003-02-28): The board of directors of Norsk Hydro ASA has approved the company's consolidated income statement and balance sheet for 2002.

Operating income was NOK 143 million lower, and net income was NOK 103 million lower than the figures Hydro presented on 10 February in the company's preliminary financial report. This is due to costs charged for the exploration well Voss in the Gulf of Mexico, which is now completed and considered non-commercial.

Hydro's operating income in 2002 was NOK 19 841 million, net income was NOK 8 765 million, while earnings per share was NOK 34.00.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President Corporate, Accounting and Consolidation

February 28, 2003